March 22, 2011

Carol J. Whitesides, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

Re: Japan Smaller Capitalization Fund, Inc. (the "Fund")
     File Nos. 333-172676 and 811-05992

Dear Ms. Whitesides:

    On March 8, 2011, you filed a registration statement on Form N-2 with respect to the Fund's issuance of transferable rights to its stockholders. Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Cover Page

1.   The third sentence of the first paragraph states that "[t]he Rights entitle the holders to purchase one new share of Common Stock for every [ ] Rights held . . . ." Please confirm that the Fund will not issue more than one share of Common Stock for every three Rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940. See Association of Publicly Traded Investment Funds (SEC Staff No-Action Letter (Aug. 2, 1985)); and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-Action Letter (Dec. 11, 1991)).

Prospectus Summary — The Offer at a Glance — Purpose of the Offer (Page 1)

2.   The first paragraph of this section states that "[t]he Fund will seek to enhance its returns by concentrating its investments in a significantly reduced number of issuers than those currently held, and intends to use the proceeds of the Offer to increase its holdings in securities of those issuers." Additionally, this paragraph states that, "[o]ver a limited period of time, the Fund intends to significantly reduce its investments in securities of other issuers." Please explain how reducing the number of issuers held by the Fund will serve to enhance the Fund's returns. Also, please disclose the effect on the Fund's volatility which may result from increasing investment in a significantly reduced number of issuers.

Prospectus Summary — The Offer at a Glance — Over-subscription privilege (Page 3)

3.   This paragraph states that Record Date Stockholders who fully exercise all Rights issued to them are entitled to subscribe for additional Shares which were not subscribed for by other Record Date Stockholders. Please explain to us supplementally what the Fund will do if all shares available are not sold, <u>e.g.</u>, de-register them.

Prospectus Summary — The Fund at a Glance — Investment policies (Page 6)

4.   The second paragraph of this section states that the Manager considers Smaller Capitalization Companies to be those companies whose equity securities are included in the Russell/Nomura Small Cap Index, or companies whose market capitalizations place them in the bottom 2% of the Japanese equity market. Please disclose the market capitalization range of the investments the Manager will consider Smaller Capitalization Companies.

Prospectus Summary — Risk Factors and Special Considerations at a Glance — Certain Anti-Takeover Provisions (Page 11)

5.   The first paragraph of this section states that the Fund's Charter and Bylaws and the Maryland General Corporation Law include provisions that could limit the ability of other persons to acquire control of the Fund, to convert the Fund to an open-end investment company, or to change the composition of the Board of Directors. The Commission staff has recently taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. <u>See</u> Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/ investment/ noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

6.   With regard to the provisions of the Fund's Charter and Bylaws that would effectively delay, defer, or prevent a change of control, please provide disclosure of: (1) the rationale for adopting these provisions; (2) the positive and negative effects of these provisions; (3) whether the voting requirements to change the nature of the company's business, approve extraordinary corporate actions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law; and (4) whether the Board of Directors has considered the provisions and determined that they are in the best interest of shareholders. <u>See</u> Guide 3 to Form N-2.

Risks Relating to the Fund's Operations (Page 33)

7.   Please inform us whether or not the Fund will disclose any additional risks, modify the current disclosed risks, or make any other changes to the registration statement in light of the recent events in Japan.

Repurchase of Shares and Conversion to an Open-End Investment Company (Page 53)

8.   The third paragraph of this section states that the Board of Directors may consider whether to submit to Stockholders a proposal that the Fund be converted to an open-end investment company.   Please discuss the factors that the Fund's Board of Directors will consider in determining whether to propose a conversion. Also, please discuss the risks of investing in open-end funds that are different from the risks of investing in closed-end funds. Finally, please disclose whether the Fund contemplates charging sales or redemption fees in the event of conversion to an open-end fund, and whether redemptions will be made in cash or securities. See Guide 4 to Form N-2.

Statement of Additional Information

Management of the Fund — Directors and Officers (Page B-2)

9.   The table of information about the Fund's directors discloses "Other Public Directorships Held by the Director." Please modify the table or provide other disclosure of any directorships held by each director during the past five years. See Item 18.6(b) to Form N-2.

General Comments

10.   Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of

all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk